Exhibit 99.1

Copernic Shareholders Approve Consolidation of All Issued and
Outstanding Shares

Montreal, September 11, 2009 – Copernic Inc. (“Copernic” or the “Company”) (NASDAQ: CNIC) today announced that its shareholders approved the consolidation of the Company’s issued and outstanding shares during the special shareholders’ meeting held on September 11, 2009.

Pursuant the consolidation resolution, the Company’s articles of incorporation would be amended in order to consolidate the Company’s issued and outstanding shares.  The consolidation factor chosen by the Company is seven (7).  No fractional shares will be issued and those shareholders who otherwise would be entitled to receive fractional shares will have their post-consolidation shareholdings rounded up to the next whole common share. The new CUSIP number for the shares following the consolidation will be 21727W206. The consolidation will be effective as of the opening of markets, on September 14, 2009.

The purpose of the consolidation is to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing as discussed in a previous press release dated July 21, 2009 and in the management information circular for the special shareholders’ meeting dated August 10, 2009.

Prior to the completion of the consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the consolidation, the Company will have approximately 2,091,076 common shares outstanding.

In order to obtain their new share certificates, each shareholder must complete and send their letter of transmittal along with their share certificates to the transfer agent, as explained in detail in the management information circular and the letter of transmittal.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC.

More information can be found at www.copernic.com/en/company/.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #1013
Telephone: (418) 527-0528 #1013
Email: mferland@copernic.com
Website: www.copernic.com